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                         September 14, 2022

       Arjun Sharma
       Chief Financial Officer
       CIRCOR International, Inc.
       30 Corporate Drive, Suite 200
       Burlington, MA 01803-4238

                                                        Re: CIRCOR
International, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 8-K furnished
August 11, 2022
                                                            File No. 001-14962

       Dear Mr. Sharma:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       2021 Compared With 2020
       Industrial Segment, page 26

   1. We note your presentation on pages 26 and 31 of Net Revenues, Segment Operating
                                                        Income and Segment
Operation Margin "excluding divestiture." As the divested
                                                        operations did not meet
the criteria for being presented as discontinued operations
                                                        pursuant to ASC 205-20,
please clarify how these non-GAAP measures do not represent
                                                        individually tailored
accounting measures per Question 100.04 of the Non-GAAP
                                                        Compliance and
Disclosure Interpretations. Also apply this comment to various non-
                                                        GAAP measures excluding
Pipeline Engineering in your earnings releases on Form 8-K.
 Arjun Sharma
FirstName LastNameArjun
CIRCOR International, Inc. Sharma
Comapany 14,
September NameCIRCOR
              2022       International, Inc.
September
Page 2    14, 2022 Page 2
FirstName LastName
Financial Statements
Notes to Consolidated Financial Statements
(2) Restatement of Previously Issued Consolidated Financial Statements, page
103

2. We note from your Item 4.02 Form 8-K furnished on March 14, 2022 that the "accounting irregularities" leading to your restatement involved "a period of at least five years" and impacted the fiscal 2018 and 2019 financial statements. However, we note from your restatement footnotes within your Form 10-K that you do not appear to quantify the impact of the errors for every quarterly and annual financial statement that should no longer be relied upon. Please clearly indicate all specific financial statements that should no longer be relied upon and provide us with detailed information regarding the quantitative impacts of the errors for each applicable historical annual and quarterly financial statement not currently reflected in footnotes 2 and 23.
3. Please explain your basis for restating prior period financial statements in the 2021 Form
         10-K rather than amending the prior Forms 10-K and 10-Q for the affected periods. Your response should address your consideration of materiality and your conclusions on disclosure controls and procedures and internal controls over financial reporting.
4. Please provide further details of the accounting irregularities that caused the restatements.
         In doing so, discuss the intent of the fraudulent activities and provide an overview of the specific financial line items involved.
(4) Discontinued Operations and Assets Held for Sale, page 120

5. We note that your dispositions of Reliability Services ("RS"), Spence and Nicholson, and
         Instrumentation and Sampling ("I&S") have not been reflected within discontinued
         despite sales prices exceeding those of the businesses included within discontinued
         operations. We further note that the businesses reflected within discontinued operations incurred losses from operations and on disposal, whereas the RS and I&S dispositions resulted in disposal gains. Please tell us in sufficient detail how you assessed each disposal under ASC 205-20-45 in determining whether or not it qualified as a discontinued operation.
Form 8-K furnished August 11, 2022

Exhibit 99.1, page 1

6. Please address the following comments related to the non-GAAP measures presented in your earnings release:

                We note your presentation of the non-GAAP measures adjusted operating income and adjusted operating margin. Revise to include reconciliations to the most directly comparable GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-
              K.
 Arjun Sharma
CIRCOR International, Inc.
September 14, 2022
Page 3
                You identify "orders" as a non-GAAP measure. Revise to disclose how you calculate this measure and to include a reconciliation to the most directly comparable GAAP measure. In doing so, tell us how you identified the most directly comparable GAAP measure.

                We note that you present percentage changes in orders and revenues on an "adjusted"
              and "organic" basis. Revise to reconcile, in tabular format, these percentage changes to the percentage changes on a GAAP basis.

                Since your free cash flow presentation does not represent operating cash flows less capital expenditures, revise your description of this non-GAAP measure going forward to indicate that it represents adjusted free cash flow.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.



FirstName LastNameArjun Sharma                                Sincerely,
Comapany NameCIRCOR International, Inc.
                                                              Division of
Corporation Finance
September 14, 2022 Page 3                                     Office of
Manufacturing
FirstName LastName